UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deutsche Industrie REIT-AG

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

CTP N.V.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Richard John

Wilkinson

CFO

CTP N.V.

Apollolaan 151

1077 AR Amsterdam

The Netherlands

Tel: +31 85 2431 294

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Carsten Berrar

Clemens Rechberger

Sullivan & Cromwell LLP

Neue Mainzer Straße 52

60311 Frankfurt, Germany

Tel: +49 (0)69 4272 5514

December 7, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

A.	Offer Document of CTP N.V. relating to the public takeover and delisting offer for the shares in Deutsche Industrie REIT-AG, published December 7, 2021

(b)	Not applicable.

Item 2. Informational Legends

The following legend has been included on the offering related documents and on a webpage required to be clicked through prior to accessing any offering related documents:

“CTP N.V. (the “Bidder”) publishes on the following pages information concerning the Offer. The Offer is being implemented solely in accordance with the applicable laws of the Federal Republic of Germany, in particular the WpÜG in conjunction with the German regulation on the contents of offer documents, consideration related to tender offers and compulsory offers, and exemptions from the obligation to publish and submit an offer (WpÜG-Angebotsverordnung). The Offer is not made pursuant to the provisions of jurisdictions other than those of the Federal Republic of Germany. Thus, no announcements, registrations, admissions or approvals of the Offer and/or the offer document have been filed, arranged for or granted outside of the Federal Republic of Germany. Investors in, and holders of, securities in Deutsche Industrie REIT-AG cannot rely on having recourse to provisions for the protection of investors of any jurisdiction other than the Federal Republic of Germany. No U.S. federal or state securities commission or regulatory authority has approved or disapproved of the Offer and/or offer document or passed upon the adequacy or accuracy of the information in the offer related documents. Any representation to the contrary is a criminal offence in the United States of America (“United States”).

Subject to the exceptions described in the offer document as well as any exemptions that may be granted by any competent regulatory authority, a takeover or delisting offer is not being made directly or indirectly, in any jurisdiction where to do so would constitute a violation of the national laws of such jurisdiction.

The Offer will result in the acquisition of securities of a Germany company and is subject to German disclosure requirements, which differ from those of the United States. The financial information included or referred to in the offer documents has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Securities Exchange Act”), and the issuance of shares is being made pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Offer is otherwise being made in accordance with the applicable regulatory requirements in Germany. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law.

It may be difficult for U.S. holders of shares to enforce their rights and any claims arising under the U.S. federal securities laws, since CTP N.V. and Deutsche Industrie REIT-AG are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. U.S. holders of shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The announcements made on this website do not constitute an invitation to sell or make an offer to exchange securities in Deutsche Industrie REIT-AG or the Bidder. With the exception of the publication of the offer document, announcements made on this website also do not constitute an offer to purchase or exchange shares in Deutsche Industrie REIT-AG or the Bidder.

To the extent permissible under applicable law or regulation, and in accordance with German market practice, the Bidder or its brokers may purchase, or conclude agreements to purchase, securities in Deutsche Industrie REIT-AG, directly or indirectly, outside the Offer, before, during or after the period in which the offer remains open for acceptance. The same applies to other securities which are directly convertible into, exchangeable for, or exercisable for securities in Deutsche Industrie REIT-AG. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.”

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

A.	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is being filed by CTP N.V. concurrently with this Form CB.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2021

CTP N.V.

By:	/s/ Richard John Wilkinson
Name:	Richard John Wilkinson
Title:	Executive Director and Chief Financial Officer